6110 Plumas Street, Reno, NV 89119 Telephone +1 775.284.5757 Fax +1 775.284.5756

January 4, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 21, 2016, regarding
Klondex Mines Ltd.
Form 40-F for the Year Ended December 31, 2015
Filed March 28, 2016
File No. 001-37563

Dear Mr. Arakawa:

This letter responds to the staff’s comments set forth in the December 21, 2016 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2015

Principal Accountant Fees and Services

Staff Comment No. 1.

We note from your disclosure that the audit-related fees include due diligence assistance and accounting consultations on proposed transactions. Please tell us the nature of due diligence and accounting consultations provided by your principal accountant. Refer to General Instruction C of the Form 40-F.

Klondex Mines Ltd.’s Response:

The references to “due diligence assistance” and “accounting consultations on proposed transactions” were intended as broadly-based descriptions of services provided in connection with our acquisition of Midas Mining Operations (“Midas”) in February 2014. Specifically,the fees referenced as “due diligence assistance” and “accounting consultations on proposed transactions” were billed solely for the services described under “Business Acquisition Report Review” and “Carve Out Financial Statements” set forth below.

In order to clarify nature of the work for which the audit-related fees were incurred by our auditors, the following table details the audit-related fees for 2014 and 2015:

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6110 Plumas Street, Reno, NV 89119 Telephone +1 775.284.5757 Fax +1 775.284.5756

Description	2015	2014
Quarterly Reviews	$34,785	$40,940
Auditor Consents	50,206	27,759
Business Acquisition Report Review	-	6,944
Audit of Carve Out Financial Statements	-	258,596
Total "Audit-Related Fees"	$84,991	$334,239

Quarterly Reviews comprises billings for interim reviews of our unaudited condensed consolidated financial statements.

Auditor Consents comprises billings for procedures performed relating to prospectus filings and registration statements which incorporate audit reports previously issued by our auditors.

Business Acquisition Report Review comprises billings for the review of a Business Acquisition Report (“BAR”) required to be filed pursuant to Part 8 of National Instrument 51-102 Continuous Disclosure Obligations for our February 2014 acquisition of Midas.

Audit of Carve Out Financial Statements comprises billings for the audit of the carve out financial statements of Midas as at and for the years ended December 31, 2013 and December 31, 2012. These financial statements were used by us to prepare pro forma, unaudited financial statements of Klondex Mines Ltd. as at and for the year ended December 31, 2013, that presented the estimated impact of the Midas acquisition on our historical financial results. Such pro forma statements were required to be filed with the BAR, and our sole use of the carve out financial statements was as they pertained to the regulatory requirements of the BAR filing.

In each case above, we believe the information and results obtained by our auditors was reasonably related to, and used in, their performance of the audit. In future filings, we will carefully review the description of audit-related fees to ensure that it clearly describes the type of services provided.

All services contemplated to be performed by our auditors are first evaluated by our auditors, Company management, and the Audit Committee of the Board of Directors prior to the performance of such services to ensure auditor independence will not be impaired. Numerous Canadian and United States professional standards, laws, and regulations, including Rule 2-01 of Regulation S-X and General Instruction C of Form 40-F, require auditors to remain independent in both fact and appearance. We believe the audit-related fees described in our Form 40-F, and outlined in more detail above, do not impair the independence of our auditors.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 775-284-5757 or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Klondex Mines Ltd.

/s/ Barry Dahl

Barry Dahl
Chief Financial Officer

cc:        Kimberley Anderson, Dorsey & Whitney LLP

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